07006837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 6 2007
503

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rencap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 15 Floor
(No. and Street)

New York (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WAYNE ELLISON 212-824-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Ellison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY L. PAULSON
Notary Public, State of New York
No. 01PA6155908
Qualified in Westchester County
Commission Expires November 20, 2010

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rencap Securities, Inc.

Statement of Financial Condition

December 31, 2006

with Report of Independent Registered Public Accounting Firm

Ernst & Young

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the North Eastern regional office of the Securities and Exchange Commission, the region in which Rencap Securities Inc has its principal place of business.

Contents

Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4

Report of Independent Registered Public Accounting Firm

to the stockholder and Board of Directors of RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP

London

Date

2 April 2007

Statement of Financial Condition

As December 31, 2006

Assets	
Cash	$ 4,714,745
Receivables from clearing broker	1,061,271
Due from affiliates	1,443,814
Fixed assets, net	151,024
Deferred income taxes	67,312
Other assets	95,596
Total assets	$ 7,533,762
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation payable	$ 3,625,000
Other accounts payable and accrued expenses	589,048
Income taxes payable	314,413
Due to affiliates	565,588
Total Liabilities	5,094,049
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	1,799,999
Accumulated surplus	639,713
Total Stockholder's equity	2,439,713
Total liabilities and stockholder's equity	$ 7,533,762

See the accompanying notes to the Statement of Financial Condition.

ERNST & YOUNG

Notes to the statement of financial condition

at December 31, 2006

1. Organization

RenCap Securities, Inc. (the "Company") operates as a fully disclosed broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the parent are consolidated in the financial statements of the ultimate holding company, Renaissance Capital Holding Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

Pursuant to NASD Rule 1017, the NASD granted the continuing membership application of the Company with regard to its request to act as a lead underwriter in best efforts or firm commitment offerings. The decision became effective on January 27, 2003.

2. Significant Accounting Policies

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Fixed assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in

taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in the accumulated surplus within stockholders equity.

3. Net Capital and Other Regulatory Requirements

The Company is a member of the NASD, and is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio") both as defined in the rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its SEC minimum net capital requirement.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Following a routine periodic examination of the accounts of the Company conducted by the staff of the Northeast Regional Office of the SEC in the fourth quarter of 2006, the staff informed the Company of the staff's view that the Company failed to comply with certain obligations to safeguard customer funds and securities, take capital charges with respect to aged fails, and maintain adequate books and records in connection with certain transactions agented by the Company on behalf of a foreign affiliate of the Company (the "Transactions"). Although the Company maintains that its actions with respect to the Transactions was based on its good faith understanding of the requirements with respect to those Transactions, the Company has acknowledged that the SEC staff disagrees with its interpretation of those requirements. Accordingly, the Company has agreed with the SEC staff to make certain modifications with respect to how it will effect and account for such Transactions going forward. The Company also agreed with the SEC staff to make certain recalculations for the three-month period beginning August 1, 2006 and ending October 31, 2006 to determine the existence and extent of any possible hindsight deficiencies with respect to customer free credit balances and aged fails charges based on the SEC staff's view of the requirements applicable to the Transactions. The Company filed a notice pursuant to SEC Rule 17a-11 with respect to such matters and the SEC staff has issued an "exit letter", which the Company is now in the process of responding to. Whether the SEC will determine to take

3. Net Capital and Other Regulatory Requirements (continued)

additional action with respect to this matter cannot be predicted at the date of this report.

Given the SEC staff's view of the Company's obligations in respect of the Transactions, we performed two calculations to determine the Company's net capital position at December 31, 2006: one using the SEC staff's view that the Company should have taken aged fail charges with respect to Transactions that did not settle within the requisite time frame, and one using the Company's original interpretation that it was not required to take such charges to the extent such Transactions were directly settled between the counterparty and its affiliate. Using the SEC staff's interpretation, at December 31, 2006, the Company had net capital of approximately $293,428 which was $46,175 in deficit of its required net capital of $339,603. The Company's ratio of aggregate indebtedness to net capital was approximately 17.36 to 1 at December 31, 2006. Using the Company's original interpretation, the Company had net capital of approximately $458,111 which was $119,048 in excess of its required net capital of $339,063; and accordingly, the Company's ratio of aggregate indebtedness was approximately 11.12 to 1.

4. Receivables from Clearing Broker

Amounts receivable from the clearing broker at December 31, 2006 consist of the following:

Deposits with clearing broker	$ 949,042
Other receivables	112,229
	$ 1,061,271

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days.

5. Fixed assets

Fixed assets at December 31, 2006 consist of the following:

Equipment	$ 427,078
Leasehold improvements	79,277
Computer software	60,228
Furniture and fixtures	44,539
	611,122
Less accumulated depreciation	460,098
	$ 151,024

6. Income taxes

At December 31, 2006, net deferred tax consists of the following components:

Deferred tax assets	$ 67,312

The deferred income taxes are provided for the differences between the tax bases of fixed assets and their reported amounts for financial statement purposes. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. The impact of the Company's reassessment of its tax positions in accordance with the requirements of FIN 48 is expected to be immaterial; however, the Company is awaiting additional guidance expected to be issued in March 2007.

7. Related Party Transactions

As of December 31, 2006, the Company was still owed $1,331,055 relating to commission and brokerage fees which are reflected in the Statement of Financial Condition as part of the amount due from affiliates. These fees are earned by the Company for extending the affiliate's purchases and sales of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Related trades are executed on an agency basis.

Other amounts due to or from affiliates arise from costs paid by or on behalf of the Company, which do not relate to the activities of the paying entity and are therefore recharged back to the appropriate affiliated entity. As a result of these transactions, as of December 31, 2006 amounts due to the Company from affiliates totaled $112,759, and amounts payable by the Company to affiliated entities totaled $565,588.

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2006 are as follows:

2007	$ 125,800
2008	126,990
2009	60,673
	$ 313,463

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2006 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

The Company maintains its cash balances with one financial institution. The balances held at this location are in excess of federal insurance limits.

9. Fair value of financial instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, approximates the carrying amounts presented in the Statement of Financial Condition.

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Board of Directors
RenCap Securities, Inc.

In planning and performing our audit of the financial statements of RenCap Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 with respect to customer transactions introduced by the Company to other broker dealers registered with the SEC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities for its introducing business, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

With respect to transactions conducted on an agency basis between the Company's U.S. institutional customers and its foreign affiliate, which is not a broker dealer registered with the SEC, we believe the Company is subject to the provisions of rule 15c3-3 as required under rule 15a-6 of the SEC and the relevant interpretations thereof. Therefore, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and these deficiencies do not affect our report on the financial statements of the Company dated April 2, 2007. In 2006 the SEC conducted an examination and informed the Company of its failure, among other things, to

comply with certain obligations to safeguard U.S. institutional customer funds and securities, record capital charges with respect to aged failed to delivers, and maintain books and records in connection with certain transactions (where the Company was acting as an intermediary) conducted between its U.S. institutional customers and a foreign affiliated. At December 31, 2006, we noted several differences in the Company's computation of net capital pursuant to rule 15c3-1. First, the Company added back certain accrued discretionary liabilities to net worth that should not have been included as allowable net capital. Second, the Company did not deduct from net worth certain aged failed to delivers related to transactions conducted between its U.S. institutional customers and a foreign affiliate. Third, the Company made certain errors in its tax provision computations, resulting in an adjustment to increase net income for the year and, therefore, an adjustment to increase net worth at December 31, 2006. Once the effect of these differences had been adjusted, the Company had a net capital deficiency of ($49,652) as of December 31, 2006. These adjustments resulted in misstatements in the Company's general ledger and monthly FOCUS reports. The Company has subsequently made the appropriate corrections for purposes of their December 31, 2006 financial statements. The Company is also in the process of addressing the related control issues.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the third paragraph of this report, were inadequate at December 31, 2006, to meet the SEC's objectives. During 2006, the Company didn't maintain physical possession or control of customer securities and safeguard customer funds in accordance with rule 15c3-3 related to transactions conducted between its U.S. institutional customers and a foreign affiliate. However, when the computation for determination of reserve requirements for broker-dealers under rule 15c3-3 was subsequently performed as of December 31, 2006, we noted that the Company's total debits exceeded total credits by $459,336. Based on the Company's failure to comply with the provisions of rule 15c3-3 including those related to control activities for safeguarding securities, we believe that these conditions and the material weaknesses described in the preceding paragraph, represent material inadequacies. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and these deficiencies do not affect our report on the financial statements of the Company dated April 2, 2007.

On advice from its external counsel, the Company has maintained in correspondence with the SEC that the transactions between the U.S institutional customers and foreign affiliate are exempted from rule 15c3-3 under paragraph (k)(2)(i) of that rule, however the Company acknowledges that the SEC staff disagrees with its interpretation of those requirements. Accordingly, the Company has agreed with the SEC staff to make certain modifications with respect to how it will effect and account for such transactions going forward.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP

London

April 2, 2007

END